82-34737

RECEIVED

2004 MAY 13 A 10:03

FICE OF INTERNA... CORPORATE FI...

SUPPL

# NORTH WEST COMPANY FUND

## NOTICE OF ANNUAL MEETING OF UNITHOLDERS

The Annual Meeting (the "Meeting") of holders of trust units ("Unitholders") of NORTH WEST COMPANY FUND (the "Fund") will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, June 3, 2004, at 11:30 a.m. (Winnipeg time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended January 31, 2004, and the auditors' report thereon;
2. to elect the trustees of the Fund (the "Trustees") for the ensuing year;
3. to direct the Trustees to elect 10 directors (the "Directors") of The North West Company Inc. (the "Company") for the ensuing year;
4. to appoint auditors of the Fund and the Company for the ensuing year and to authorize the Trustees and Directors to fix the remuneration of the auditors;
5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Information relating to items 2 through 4 above is set forth in the accompanying Information Circular dated April 23, 2004.

By resolution, the trustees of the Fund have fixed the close of business on April 23, 2004 as the record date for the purpose of determining Unitholders entitled to receive Notice of the Meeting.

DATED at Winnipeg, this 23rd day of April 2004.

By order of the board of Trustees
of North West Company Fund

dlw 5/17

LÉO CHARRIÈRE
Chief Financial Officer & Secretary

# NORTH WEST COMPANY FUND
# INFORMATION CIRCULAR

## SOLICITATION OF PROXIES

**This Information Circular is furnished in connection with the solicitation of proxies by the trustees of North West Company Fund (the "Fund") to be used at the Annual Meeting (the "Meeting") of the holders (the "unitholders") of Trust Units (the "Units") of the Fund to be held at the time and place and for the purposes stated in the Notice of Annual Meeting of Unitholders accompanying this Information Circular.** The Meeting will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, June 3, 2004 at 11:30 a.m. (Winnipeg time). Information given herein is given as of April 23, 2004, except where otherwise indicated. The solicitation will be primarily by mail, but proxies may also be solicited by employees of The North West Company Inc. (the "Company"), a wholly owned subsidiary of the Fund, or by CIBC Mellon Trust Company, its transfer agent. The cost of solicitation by trustees of the Fund will be borne by the Fund.

The Fund, through CIBC Mellon Trust Company, has distributed copies of the Notice of Annual Meeting of Unitholders, Information Circular and form of proxy to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively, "intermediaries") for onward distribution to unitholders whose Units are held by or in the custody of such intermediaries ("non-registered unitholders"). Such intermediaries are required to forward the documents to non-registered unitholders unless such non-registered unitholders have waived the right to receive the material.

The solicitation of proxies from non-registered unitholders will be carried out by intermediaries, the Fund or CIBC Mellon Trust Company, if the names and addresses of non-registered unitholders are provided by such intermediaries.

## ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

**Unitholders who do not hold their Units in their own name (referred to herein as "Beneficial Unitholders") are advised that only proxies from unitholders of record can be recognized and voted upon at the Meeting**. Non-registered unitholders who wish to file proxies should follow the directions of their intermediaries with respect to the procedure to be followed. Generally, non-registered unitholders will either:

A. be provided with a request for voting instructions. The intermediary is required to send to CIBC Mellon Trust Company an executed form of proxy completed in accordance with any voting instructions received by it; or

B. be provided with a form of proxy executed by the intermediary but otherwise uncompleted. The non-registered unitholder may complete the proxy and return it directly to CIBC Mellon Trust Company (see "Appointment and Revocation of Proxies").

All references to unitholders in this Circular and the accompanying Notice of Meeting are to unitholders of record unless specifically stated otherwise.

## APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are the trustees of the Fund.

**As indicated on the form of proxy, unitholders desiring to appoint some other person (who need not be a unitholder) to represent them at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy, returning the completed proxy in the envelope provided, or delivering it to the attention of the trustees of the Fund at the address set forth below.**

A registered unitholder giving a proxy may revoke the proxy by instrument in writing executed by the registered unitholder or his attorney authorized in writing or, if the unitholder is a corporation, by an officer or attorney thereof

duly authorized, and deposited at the registered office of the Fund, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or in either case with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

A non-registered unitholder may revoke voting instructions or a waiver of the right to receive documents and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instructions or of a waiver of the right to receive documents and to vote that is not received by the intermediary at least seven days prior to the Meeting.

**EXERCISE OF DISCRETION BY PROXIES**

The person named in the enclosed form of proxy will vote the Units in respect of which he/she is appointed in accordance with the direction of the unitholder appointing him/her. In the absence of such direction, such Units will be voted in favour of each of the matters referred to in the Notice of Annual Meeting of Unitholders. **The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Unitholders, and with respect to other matters which may properly come before the Meeting.** As at the date of this Information Circular, the trustees of the Fund know of no such amendments, variations, or other matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting of Unitholders.

**VOTING UNITS, RECORD DATE AND PRINCIPAL HOLDERS THEREOF**

The issued and outstanding capital of the Fund as at April 23, 2004, consists of 16,126,000 Units to which are attached voting rights.

At all meetings of the unitholders, each unitholder is entitled to one vote for each Unit registered in his/her name on the books of the Fund. Every question coming before the Meeting shall, unless otherwise required by law or otherwise, be determined by the majority of votes duly cast on the question.

Unitholders of record as of April 23, 2004 shall be entitled to vote at the Meeting.

As at April 23, 2004, to the knowledge of the trustees of the Fund, no person or corporation beneficially owns or exercises control or direction over more than 10% of the Fund's outstanding Units.

**THE FUND**

The Fund is an open-ended mutual fund trust governed by the laws of the Province of Manitoba and created pursuant to a Declaration of Trust dated as of January 31, 1997 (the "Declaration of Trust"), which was amended by an Order of Rectification obtained by the Fund from the Court of Queen's Bench (Manitoba) on February 25, 2003. The Fund is administered by a board of trustees. The principal and head office of the Fund is located at 77 Main Street, Winnipeg, Manitoba, R3C 2R1.

The Fund is a limited-purpose trust and is restricted to:

(a) investing in such securities as may be approved from time to time by the trustees of the Fund and the board of directors of the Company (the "board");

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making distributions to unitholders; and

(d) undertaking such other business and activities as shall be approved by the trustees from time to time

provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act.

## ELECTION OF TRUSTEES OF THE FUND

The Declaration of Trust provides for a board of trustees consisting of a minimum of three trustees and a maximum of seven trustees. The information given herein with respect to each of the trustees is based upon information furnished to the Fund by each trustee.

The number of trustees to be elected at the Meeting is three, who will hold office until the next Annual Meeting of the Fund unless any such person ceases to be a trustee before then.

The following table states the names of all the persons who are currently trustees and who are proposed to be nominated for election to continue as trustees, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment and the approximate number of Units of the Fund beneficially owned or subject to control or direction by each of them.

The persons named in the enclosed form of proxy intend to vote for the re-election of the following nominees as trustees unless unitholders specify in such proxy that their Units are to be withheld from voting in the election of trustees or voted otherwise.

| Name and Principal Occupation | Municipality of Residence | Trustee Since | Units Beneficially Owned or Subject to Control or Direction |
|---|---|---|---|
| Kevin R. Bolt<br>Partner, Aikins, MacAulay & Thorvaldson LLP | Winnipeg, Manitoba, Canada | 1997 | 1,950 |
| David G. Broadhurst<br>President, Poynton Investments Limited | Toronto, Ontario, Canada | 1997 | 3,000 |
| Ian Sutherland<br>Chairman, The North West Company Inc. | Oro Medonte, Ontario Canada | 1997 | 394,820 |

## RECORD OF MEETING ATTENDANCE BY TRUSTEES

(For the 12 months ended January 31, 2004)

| TRUSTEE MEMBER | TRUSTEE COMMITTEE MEETINGS (5) | BOARD MEETINGS (4) | AUDIT COMMITTEE MEETINGS (4) |
|---|---|---|---|
| Kevin Bolt | 5 | 4 | 4 |
| David Broadhurst | 5 | 4 | 4 |
| Ian Sutherland | 5 | 4 | 4 |

## REMUNERATION OF TRUSTEES

Trustees are entitled to a quarterly fee of $4,000, a fee of $1,000 per meeting and a fee of $800 per Audit Committee Meeting. Trustees are also reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the trustees or any committee thereof or in connection with their services as trustees. The trustees met five times during the financial year of the Fund ended January 31, 2004. Total trustees' fees for the financial year of the Fund ended January 31, 2004 were $77,400.

## ELECTION OF DIRECTORS OF THE COMPANY

The Company is a wholly owned subsidiary of the Fund. Pursuant to the Declaration of Trust, a resolution of the unitholders binds the trustees with respect to the election of the board of the Company (the "directors").

The articles of the Company provide for a board consisting of a minimum of eight directors and a maximum of fifteen directors. The number of directors presently in office is eleven. The information given herein with respect to each of the directors is based upon information furnished to the Company by each director.

The number of directors to be elected at the Meeting is ten, who will hold office until the next Annual Meeting of the Fund unless any such person ceases to be a director before then.

The following table states the names of all the persons proposed to be nominated for election as directors, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment, the committees of the board on which they are members, their municipality of residence, the year in which they became directors and the actual number of Units of the Fund beneficially owned or subject to control or direction by each of them at April 23, 2004.

The persons named in the enclosed form of proxy intend to direct the trustees to vote for the election of the nominees as directors, unless unitholders specify in such proxy that their Units are to be withheld from voting in the election of directors or voted otherwise.

| **Name and Principal Occupation** | **Committees**<br><br>**Governance (1)**<br>**Audit (2)**<br>**HR & Comp (3)**<br>**Pension (4)** | **Municipality of Residence** | **Director Since** | **Units Beneficially Owned or Subject to Control or Direction** |
|---|---|---|---|---|
| Donald A. Beaumont, President<br>Beaumont & Associates | 1, 3 | Don Mills,<br>Ontario,<br>Canada | 1996 | 3,150 |
| Frank Coleman<br>President & Chief Executive Officer<br>Coleman Group of Companies | 2, 3 | Corner Brook,<br>Newfoundland<br>Canada | 1999 | 76,500 |
| Nellie Cournoyea<br>Chairperson and CEO<br>Inuvialuit Regional Corporation | 1, 4 | Inuvik,<br>Northwest<br>Territories,<br>Canada | 1996 | 450 |
| R. J. (Bob) Kennedy, Chief Executive Officer, WiBand Communications Corp. | 2, 3 | Winnipeg,<br>Manitoba,<br>Canada | 2003 | 2,000 |
| Edward S. Kennedy, President and Chief Executive Officer, The North West Company Inc. | - | Winnipeg,<br>Manitoba,<br>Canada | 1996 | 156,425 |
| Gary J. Lukassen,<br>Corporate Director | 2, 3 | Mississauga,<br>Ontario,<br>Canada | 1987 | 3,750 |
| Keith Martell, Chairman<br>First Nations Bank of Canada | 1, 2, | Saskatoon,<br>Saskatchewan<br>Canada | 2000 | 2,000 |
| James G. Oborne,<br>Chairman, Westgate Capital Management Corporation | 1, 4 | Winnipeg,<br>Manitoba,<br>Canada | 1987 | 60,000 |
| H. Sanford Riley (Sandy)<br>President & CEO<br>Richardson Financial Group Limited | 2, 4 | Winnipeg,<br>Manitoba,<br>Canada | 2003 | 2,000 |
| Ian Sutherland,<br>Chairman, The North West Company Inc. | | Oro Medonte,<br>Ontario,<br>Canada | 1978 | 394,820 |

All of the above-named nominees have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

On December 19, 2000, Keith Martell, Chairman, First Nations Bank of Canada became a director of the Company. From March 1995 to June 1998, he was the Executive Director of Finance for the Federation of Saskatchewan Indian Nations.

On May 29, 2003 R.J. (Bob) Kennedy, became a Director of the Company. Presently, Mr. Kennedy is the Chief Executive Officer of WiBand Communications Corporation, a position he has held since January 1999. He previously held positions as Worldwide Business Development Executive – IBM Corporation – Education and Training in 1998, and Chief Executive Officer – PBSC Computer Training Centres in 1991.

Gary J. Lukassen retired as Executive Vice-President and Chief Financial Officer, Hudson's Bay Company in March 2001.

On May 29, 2003, H. Sanford Riley, (Sandy) became a Director of the Company. Since 2003 Sandy Riley is the President and C.E.O. of Richardson Financial Group Limited. He previously held positions as Chairman of Investors Group Inc. from 2001 to 2003, President and C.E.O. of Investors Group Inc. from 1992 to 2001, Chancellor of the University of Winnipeg; Chairman, University of Winnipeg Foundation and Director, Molson Inc. and James Richardson & Sons affiliated companies.

Ian Sutherland was President of MCAP Inc. from September 1998 to August 2000.

If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of the trustees will be voted for another nominee at the discretion of the trustees unless the unitholder has specified in the proxy that the Units are to be withheld from voting in the election of directors or voted otherwise.

**RECORD OF MEETING ATTENDANCE BY DIRECTORS**
(For the 12 months ended January 31, 2004)

The following table summarizes attendance of current directors at the Company's board and committee meetings for 2003. Committee membership is subject to change on an annual basis after the annual general meeting. A member of a committee in the last half of the year may not have been a member of that committee in the first half of the year. The Chairman of the board attends and directors often attend additional committee meetings on an ex officio basis.

| BOARD MEMBER | Board | Governance | Audit | HR & COMP | Pension |
|---|---|---|---|---|---|
| | | | | | |
| Don Beaumont | 4 of 4 | 1 of 1 | 2 of 2 | 3 of 3 | - |
| Frank Coleman | 3 of 4 | - | 3 of 4 | 2 of 3 | - |
| Nellie Cournoyea | 4 of 4 | 3 of 3 | - | - | 4 of 4 |
| Bob Kennedy | 3 of 3 | - | 2 of 2 | 2 of 2 | - |
| Edward Kennedy | 4 of 4 | 3 of 3 | 4 of 4 | 3 of 3 | 4 of 4 |
| Gary J. Lukassen | 4 of 4 | - | 4 of 4 | 3 of 3 | - |
| Keith Martell | 3 of 4 | 2 of 3 | 4 of 4 | - | - |
| Stan McKay | 3 of 4 | - | - | 3 or 3 | 3 of 4 |
| J.G. Oborne | 4 of 4 | 3 of 3 | - | - | 4 of 4 |
| Sandy Riley | 3 of 3 | - | 1 of 2 | - | 1 of 2 |
| Ian Sutherland | 4 of 4 | - | - | - | - |

0 = a member of the committee who was absent.
- = not a member of that committee

## REMUNERATION OF DIRECTORS

Directors who are not employees of the Company are entitled to a quarterly fee of $4,000, a fee of $1,000 per meeting of the board attended, a fee of $800 per committee meeting attended and a quarterly fee of $750 for the chair of each board committee. The Chairman of the board is paid a quarterly fee of $12,500. Total directors' fees for the financial year of the Company ended January 31, 2004, amounted to $303,533.

## EXECUTIVE COMPENSATION

### SUMMARY COMPENSATION TABLE

The following summary compensation table sets forth information concerning compensation awarded to, earned by or paid to the Chief Executive Officer ("CEO"), the Chief Financial Officer (CFO) and the Company's three highest paid executive officers (the "Named Executive Officers") for services rendered in all capacities with respect to the three most recently completed financial years of the Company.

"LTIP" or "long term incentive plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities or any other measure, but does not include option or UAR plans or plans for compensation through restricted Units.

"UAR" or "Unit Appreciation Right" means a right, granted by the Fund or the Company as compensation for services rendered or otherwise in connection with officer or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities.

| | | Annual Compensation | | | Long Term Compensation Awards | | Payouts | |
|---|---|---|---|---|---|---|---|---|
| Name/ Principal Position | Financial Year | Salary (Cdn $) (1) | Bonus (Cdn $) (2) | Other Annual Comp. (Cdn $) (3) | Securities Under Options/ UARs Granted (#) | Restricted Units | LTIP Payouts | All Other Compensation (Cdn $) (4) |
| Edward S. Kennedy | 2003 | 451,539 | 115,500 | 141,717 | 0 | 0 | 629,698 | 545 |
| President & CEO | 2002 | 413,077 | 113,400 | 102,322 | 0 | 0 | 0 | 1,035 |
| | 2001 | 389,904 | 235,200 | 84,837 | 0 | 0 | 0 | 758 |
| Gerald H. Bittner | 2003 | 205,059 | 123,867 | 0 | 0 | 0 | 256,960 | 0 |
| President, Alaska | 2002 | 224,208 | 120,309 | 0 | 0 | 0 | 43,624 | 0 |
| Commercial Company | 2001 | 219,923 | 29,315 | 0 | 0 | 0 | 0 | 0 |
| Scott F. Findlay | 2003 | 194,269 | 28,275 | 52379 | | | 0 | 13,617 |
| Vice President, | 2002 | 180,854 | 29,800 | 41,392 | 0 | 0 | 0 | 13,915 |
| Food Marketing | 2001 | 174,969 | 77,792 | 38,596 | 0 | 0 | 0 | 12,735 |
| Carl A. McKay | 2003 | 194,269 | 28,275 | 52,023 | 0 | 0 | 79,640 | 229 |
| Vice President, General | 2002 | 180,854 | 29,280 | 40,932 | 0 | 0 | 0 | 415 |
| Merchandise Marketing | 2001 | 174,969 | 77,792 | 38,005 | 0 | 0 | 0 | 223 |
| Leo Charriere (6) | 2003 | 142,789 | 56,250 | 29,492 | 0 | 0 | 0 | 190 |
| Executive Vice President | 2002 | 0 | 0 | 0 | 0 | 0 | 0 | |
| Chief Financial Officers | 2001 | 0 | 0 | 0 | 0 | 0 | 0 | |
| Gary V. Eggertson (5) | 2003 | 81,408 | 13,067 | 21,236 | 0 | 0 | 30,700 | 432,684 |
| VP, Chief Financial | 2002 | 206,539 | 37,800 | 37,003 | 0 | 0 | 0 | 481 |
| Officer & Secretary | 2001 | 197,308 | 78,400 | 42,893 | 0 | 0 | 0 | 252 |

(1) 53 weeks in fiscal 2003

(2) The bonus plan was based on achieving Canadian EBIT [earnings before interest & taxes from Canadian operations] +/- cost of capital adjustment. For those Officers supporting Alaska, the bonus plan was based on achieving Consolidated EBIT (earnings before interest & taxes from consolidated Canadian and Alaskan operations) +/- cost of capital adjustment. Alaskan Officers are on a separate plan that is based on Alaskan Operating Profit and pre-defined corporate, functional and personal goals.

(3) Includes the value of the interest subsidy paid to officers on loans incurred to purchase units, and the amount paid to officers under the flexible spending plan. The Company has a management ownership plan under which it pays, on behalf of certain eligible management employees (including the Named Executive Officers), interest costs over 2% per annum on certain loans incurred to purchase Units. The Company also has a unit purchase loan program under which it pays, on behalf of officers (including the Named Executive Officers), full interest costs on loans approved by the board to purchase Units. The aggregate interest subsidy paid under these plans to Named Executive Officers for the financial year of the Company ended January 31, 2004, was $179,606.

(4) Includes the value of insurance premiums paid by the Company with respect to term life insurance for the officers, contributions made by the Company to the officers' defined contribution pension plan (it is not required to disclose contributions in the defined benefit plan made by the company for officers), relocation allowance, and any other miscellaneous payments.

(5) Gary Eggertson retired on June 6, 2003.

(6) Leo Charriere joined NWC on May 20, 2003.

For the financial year ended January 31, 2004, the Company provided to all its officers a total of $2,613,780 in Salaries, $665,144 in Bonuses, $507,518 in Other Annual Compensation and $662,105 in All Other Compensation.

**UNIT OPTIONS AND UAR GRANTS IN LAST FINANCIAL YEAR**

There were no individual grants of Unit Options or UARs to any of the Named Executive Officers during the financial year of the Company ended January 31, 2004. This program was discontinued in the year 2000 and no UAR grants were issued thereafter.

**AGGREGATED UAR EXERCISED IN THE YEAR & YEAR-END VALUES**

The following table sets forth information regarding the exercise of UARs by the Named Executive Officers during the financial year of the Company ended January 31, 2004, and UARs held by the Named Executive Officers at January 31, 2004. The UAR's listed for the named officers were issued prior to the discontinuation of the program in the year 2000 and some will continue to vest until the year 2005 and will expire in the year 2006.

| Name | Value Acquired on Exercise (#) | Value Realized ($) (1) | Unexercised UARs at Financial Year-End (#) | | Value of Unexercised In-The-Money UARS at Financial Year-End ($) (2) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Edward S. Kennedy | | 629,698 | 0 | 0 | 0 | 0 |
| Gerald H. Bittner | | 141,400 | 10,001 | 5,000 | 85,804 | 42,896 |
| Gary V. Eggertson | | 30,700 | 0 | 0 | 0 | 0 |
| Scott F. Findlay | | 0 | 32,000 | 8,000 | 308,160 | 77,040 |
| Carl A. McKay | | 79,640 | 0 | 0 | 0 | 0 |

(1) Market value of underlying securities at exercise date, minus the initial grant price.
(2) Market value of underlying securities based on year-end unit price of $23.63, minus the initial grant price.

**OPTION AND UAR REPRICINGS**

The Company's policy is not to re-price long term incentives such as UARs and options. Accordingly, there were

no option or UAR repricings done by the Company in the most recent fiscal year. Neither the Fund nor Company has options outstanding.

## EXECUTIVE OFFICER'S INDEBTEDNESS

## OFFICER'S UNIT PURCHASE LOAN PLAN

During the year the Company issued loans to executive officers in the Canadian operation as part of its long-term incentive program to purchase Units of the Fund under a Unit purchase loan plan. These loans are non-interest bearing and are repayable from the after tax distributions or if the officer sells the Units or leaves the company. The loans are secured by a pledge of the Units as presented in the following table. Additional loans may be made on an annual basis over the next three years. The maximum value of the loans under the plan will not exceed $7,500,000.

| Officer | Largest amount outstanding during the year ended January 31, 2004 | Amount outstanding as at January 31, 2004 | Security for indebtedness as at January 31, 2004 (units) | Market value of security as at January 31, 2004 |
|---|---|---|---|---|
| Edward Kennedy | $1,511,801 | $1,480,516 | 79,957 | $1,889,384 |
| Leo Charriere | 405,605 | 398,601 | 17,900 | 422,977 |
| Scott Findlay | 393,237 | 385,138 | 20,700 | 489,141 |
| Carl McKay | 393,237 | 385,138 | 20,700 | 489,141 |
| David Preddy | 357,776 | 350,420 | 18,800 | 444,244 |
| Paul Smith | 186,838 | 183,004 | 9,800 | 231,574 |
| Karen Milani | 167,774 | 164,331 | 8,800 | 207,944 |
| Len Flett | 154,152 | 150,983 | 8,100 | 191,403 |
| Ken Claudel | 155,203 | 152,112 | 7,900 | 186,677 |
| | $3,807,199 | $3,650,242 | 192,657 | $4,552,485 |

## PENSION PLAN TABLE

The following table shows the estimated annual benefits payable upon retirement of the Canadian officers of the Company under the Company's Pension Plan.

| | **Years of Service** | | | |
|---|---|---|---|---|
| Remuneration | 10 | 15 | 20 | 25 |
| ($)<br>125,000 | ($)<br>21,250 | ($)<br>31,875 | ($)<br>42,500 | ($)<br>53,125 |
| 150,000 | 25,500 | 38,250 | 51,000 | 63,750 |
| 175,000 | 29,750 | 44,625 | 59,500 | 74,375 |
| 200,000 | 34,000 | 51,000 | 68,000 | 85,000 |
| 225,000 | 38,250 | 57,375 | 76,500 | 95,625 |
| 250,000 | 42,500 | 63,750 | 85,000 | 106,250 |
| 300,000 | 51,000 | 76,500 | 102,000 | 127,500 |
| 400,000 | 68,000 | 102,000 | 136,000 | 170,000 |
| 500,000 | 85,000 | 127,500 | 170,000 | 212,500 |
| 600,000 | 102,000 | 153,000 | 204,000 | 255,000 |
| 700,000 | 119,000 | 178,500 | 238,000 | 297,500 |
| 800,000 | 136,000 | 204,000 | 272,000 | 340,000 |
| 900,000 | 153,000 | 229,500 | 306,000 | 382,500 |

The previous table reflects the annual benefits payable, under the non-contributory defined benefit pension plan, to officers of the Company at age 60 for the various earnings/service combinations shown. The benefit is not reduced for early retirement at age 60 if the member has 10 years of service as an officer of the Company. The benefits do not include payments from the Canada/Quebec Pension Plan or Old Age Security.

The annual benefit payable is based on 1.7% per year of service of the average of the officer's final three years of remuneration. Remuneration includes base earnings plus bonuses. Upon death, reduced payments continue to the spouse, if applicable. Officers may elect to contribute to the plan to provide for enhanced ancillary benefits.

This table reflects the benefits payable for service as an officer. Various lower benefit formulas apply for service prior to appointment as an officer.

Officers may elect to accumulate their benefits through an alternative defined contribution arrangement. The benefits under this option will be based on the balance accumulated in their defined contribution account.

As of January 25, 2003, Edward Kennedy had 14 years total credited service and 13 years credited service as an officer, Carl McKay had 31 years total credited service and 5 years credited service as an officer, and Scott Findlay had 4 years total credited service and 4 years credited service as an officer. Gerald Bittner is a member of Alaska Commercial Company's 401k plan and is therefore not eligible for payment under the Pension Plan.

## TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Of the Named Executive Officers, Gary Eggertson retired from the Company on June 6, 2003. Under the terms of his employment contract, Gary Eggertson was paid a severance payment of $432,684, the equivalent of 24 months base salary.

Leo Charriere joined the Company on May 20, 2003. Under the terms of his employment contract, if terminated without cause, is entitled to severance compensation of 18 months base salary plus 17.5% flexible benefit payment.

## HUMAN RESOURCES AND COMPENSATION COMMITTEE

For the composition of the Compensation Committee, please see the following section and the section entitled "Corporate Governance – Board Committees".

## REPORT ON EXECUTIVE COMPENSATION

The Human Resources and Compensation Committee is responsible for reviewing and advising on policies and programs for attracting, retaining, developing and motivating employees of the Company. This committee also has the specific mandate to annually review officer compensation and make recommendations as necessary to the board, which has the final approval in all areas of officer compensation.

In carrying out its mandate, the committee assesses the performance of the CEO on an annual basis against previously established performance objectives. It also reviews the yearly performance recommendations submitted by the CEO for the other officers of the Company.

The Committee typically meets three times a year and is composed of "unrelated" directors. The CEO and the Vice-President of Human Resources attend meetings of the committee but are not present for discussions of their own remuneration.

The guiding philosophy of the officer compensation program is team-based "pay-for-performance" which provides a tight linkage between investor goals and officer compensation rewards. The total compensation program for

officers is composed primarily of three components, namely a base salary, an annual incentive plan and a long-term incentive program. The latter two variable compensation programs are designed to put a significant amount of officer remuneration at risk by being highly dependent upon increases in Company profitability and unitholder value. The Company's total compensation objective is to reward its executives in the upper quartile of the market when upper quartile financial performance is achieved, relative to similar sized, publicly traded companies. Base salaries are targeted at the 50th percentile of market as measured against the appropriate external comparator group. These salaries are reviewed and adjusted periodically against current survey data. Individual salaries are set at an appropriate level based on the officer's experience and proven, or expected, level of performance. Officers would normally be expected to reach the 50$^{th}$ percentile of market within three years.

The second component of total compensation, the annual incentive bonus, is intended to reward officers for the achievement of specific predetermined, yearly financial objectives. In 2003, the annual incentive program was based 100% on achieving Canadian EBIT +/-cost of capital adjustment. For those officers with responsibilities in Alaska, the annual incentive bonus was based solely on achieving Consolidated EBIT +/- cost of capital adjustment. Alaskan officers are on a separate plan that rewards on Alaskan Operating Profit and pre-defined corporate, functional and personal goals.

The final compensation component of the officer compensation program is the long term incentive program, which is intended to reinforce the officers' commitment to the sustained enhancement of both profitability and unitholder value. This objective is achieved through the Unit Purchase Loan Program (UPLP) which provides limited recourse interest-free loans to officers, granted annually by the board to purchase Units, and the Management Ownership Plan, which provides low interest loans to officers equivalent to 1.5 times base salary to purchase Units.

In arriving at its recommendations, this committee has access to compensation information from the retail industry and other employers with whom the Company may compete for resources. In 2001 an external consultant worked with the HR & Compensation Committee to undertake a detailed competitive analysis of Total Cash Compensation for officers as part of the development of the long term incentive program. The services of the external consultant continue to be used to gather comparative market data. This committee also considers qualitative factors in assessing officer performance such as demonstrated leadership abilities, risk-taking and the management of major projects and initiatives seen to be of importance to the Company.

Submitted by the Human Resources and Compensation Committee of the board:

Donald A. Beaumont, Chair
Frank Coleman
Gary J. Lukassen
Stanley McKay
Bob Kennedy

## PERFORMANCE GRAPH

Set out below is a comparison of the cumulative total return between the Fund, with the TSX Composite, Consumer Durables/Apparel Group, Retailing Group and Food/Staples Retailing Group from January 31, 1999 to January 31, 2004.



Total Return Performance
250
225
200
175
150
125
100
75
50
01/31/1999
01/31/2000
01/31/2001
01/31/2002
01/31/2003
01/31/04
NWF.UN
TSX Composite
Consumer Durables / Apparel Group
Retailing Group
Food/ Staples Retailing Group


| | JAN. 99 | JAN. 00 | JAN. 01 | JAN. 02 | JAN. 03 | JAN. 04 |
|---|---|---|---|---|---|---|
| **The Fund** | 100 | 85 | 105 | 153 | 200 | 247 |
| **TSX Composite** | 100 | 128 | 142 | 119 | 104 | 137 |
| **Consumers Durables/Apparel Group** | 100 | 118 | 136 | 159 | 208 | 193 |
| **Retailing Group** | 100 | 76 | 58 | 61 | 62 | 77 |
| **Food/Staples Retailing Group** | 100 | 83 | 121 | 162 | 159 | 188 |

Notes: Assumes $100 invested January 31, 1999, in the Fund, the TSX Composite, Consumer Durables/Apparel Group, Retailing Group and Food/Staples Retailing Group. Fund distributions are reinvested on the ex-distribution date. The Indexes already incorporate dividend reinvestment.

## INDEBTEDNESS OF TRUSTEES, DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Neither the trustees of the Fund, nor any of the directors or officers of the Company, nor any associate or affiliate of any of them, is or was indebted, directly or indirectly, to the Fund or the Company at any time since January 25, 2003, the beginning of the financial year of the Company and the Fund except as previously outlined under the executive officers' Unit Purchase Loan Plan.

## INTEREST OF TRUSTEES, DIRECTORS, OFFICERS AND OTHERS IN MATERIAL TRANSACTIONS

The trustees are not aware of any material interest, direct or indirect, of any trustee of the Fund or director or officer of the Company or any proposed nominee for election as a trustee or as a director of the Company, or any associate or affiliate of any such person in any transaction since January 25, 2003, the beginning of the most recently completed financial year of the Company and the Fund, which has materially affected or will materially affect the Fund or the Company or its subsidiaries.

## INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The trustees of the Fund are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any trustee of the Fund, director or senior officer of the Company, anyone who has held office as such at any time since the beginning of the financial year of the Company and the Fund beginning January 25, 2003, any proposed nominee for election as the trustee of the Fund or director of the Company, or their respective associates or affiliates, in any matter to be acted on at the Meeting except as disclosed herein.

## MANAGEMENT CONTRACTS

The management functions of the Fund and of the Company are not performed to any substantial degree by a person or company other than the trustees and senior officers of the Fund or the directors and senior officers of the Company.

## APPOINTMENT AND REMUNERATION OF AUDITORS

The Declaration of Trust provides that the unitholders shall appoint the auditors of the Fund at each Annual Meeting of the Fund.

The auditors of the Fund and of the Company are PricewaterhouseCoopers LLP, Chartered Accountants. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Winnipeg, as auditors of the Fund and the Company and to authorize the trustees to fix the remuneration of such auditors. On the recommendation of the Audit Committee, the Trustees and the Board of Directors propose that PricewaterhouseCoopers be reappointed as auditors of the Fund and of the Company. PricewaterhouseCoopers LLP were first appointed as auditors of the Company on June 10, 1987, and as auditors of the Fund as of January 31, 1997.

Fees paid to the external auditors in the past two years are:

| | 2003 | 2002 |
|---|---|---|
| Audit fees | $190,408.00 | $232,863.00 |
| Audit related fees<br>-covenant review for senior notes | 2,500.00 | 2,500.00 |
| Tax fees | 121,387.00 | 148,625.00 |
| Total | $314,295.00 | $383,988.00 |

## CORPORATE GOVERNANCE

The Toronto Stock Exchange requires every listed issuer to disclose on an annual basis its approach to corporate governance with respect to guidelines set out in Part IV of the Toronto Stock Exchange Company Manual (the "Guidelines"). The trustees of the Fund and the board of the Company are aware of their responsibilities for corporate governance matters. Accordingly, the Fund and the Company have adopted a system of corporate governance, as summarized below, which substantially complies with the Guidelines.

The Fund is a trust that distributes earnings from its holdings in the Company to its unitholders. The Fund does not conduct any active business and the role of the trustees is primarily to act on behalf of the Fund as shareholder and noteholder of the Company (in addition to such other responsibilities established by the Declaration of Trust). Currently, there are three trustees, all of whom satisfy the definition of "unrelated director" (as defined in the Guidelines and applied to a "trustee") to the Fund (other than to the extent that Kevin Bolt is a partner of Aikins, MacAulay & Thorvaldson LLP, legal counsel to the Fund and the Company and to the extent that Ian Sutherland is the non-executive Chairman of the Board and an officer of the Company).

**MANDATE OF THE BOARD**

The mandate of the board is to supervise the management of the business and affairs of the Company. In fulfilling its mandate, the board is responsible directly and through its committees for, among other things:

- the adoption of a strategic planning process;
- identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;
- succession planning, which includes appointing, training and monitoring senior management;
- ensuring that an effective unitholder and investor relations communications program is in place;
- the integrity of internal controls and management information systems
- the review and evaluation of operations, results and action plans, and the
  assessment of the performance of chief executive officer and setting of his remuneration.

There were four regularly scheduled meetings of the board. The frequency of meetings depends upon the state of the Company's affairs and the opportunities or risks which the Company faces.

**COMPOSITION OF THE BOARD**

The Guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated" directors. The Guidelines define an "unrelated" director as a director who is independent of management and is free from any interest and any business or other relationship which could materially interfere, or could reasonably be perceived to interfere, with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from holding securities.

The directors have examined the relevant definitions in the Guidelines and have individually considered their respective interests and relationships in and with the Company. As a consequence, the board has determined that of its eleven directors that served in 2003, ten are "unrelated" directors and one, Edward Kennedy, is a "related" director. Messrs. Sutherland and Kennedy are each "inside" directors (defined by the Guidelines as directors who are officers and/or employees of the Company or any of its affiliates). Mr. Sutherland is a non-executive Chairman of the board and as such is considered an "unrelated" director appointed by the board. The board considers its size to be appropriate at the current time.

**SIGNIFICANT SHAREHOLDER**

The Guidelines also recommend that in circumstances where a corporation has a "significant" shareholder (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation) the board of directors should include a number of directors who do not have interests in, or relationships with, either the corporation or the "significant" shareholder and which fairly reflects the investment in the corporation by shareholders other than the "significant" shareholder. Although the Fund would be considered a "significant" shareholder of the Company, the Declaration of Trust provides the unitholders with the right to bind the trustees with respect to the election of the directors of the Company and accordingly the Company does not have a "significant" shareholder.

## BOARD COMMITTEES

The board has the following four committees: Corporate Governance & Nominating, Audit, Human Resources & Compensation, and Pension. Each committee is wholly comprised of "unrelated" directors.

Each year, the board, at a meeting following the Annual Meeting of Unitholders, appoints directors to board committees.

The mandate of each committee is outlined below.

*Executive Committee*

The Corporate Governance & Nominating Committee passed a resolution at the March 12, 2003 meeting that the Executive Committee be dissolved and Ad Hoc committees formed to address special issues as they arise.

*Corporate Governance & Nominating Committee*

The Corporate Governance and Nominating Committee is responsible for developing the Company's approach to corporate governance, including the mandate, size and composition of the board and its committees. As well, this committee assesses the effectiveness of the board, its members and committees and nominates directors for election. This committee also makes recommendations to the board of trustees of the Fund on the composition, mandate and membership of the board of trustees of the Fund. The committee pre-approves all non audit work to be performed by the Company's external auditors. This committee met three times during the financial year of the Company ended January 31, 2004 and is presently composed of the following directors: Keith Martell, Committee Chair; Nellie Cournoyea, Don Beaumont and James Oborne.

*Audit Committee*

The Audit Committee is responsible for reviewing the Company's financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own code of business conduct and making recommendations to the board. The committee maintains an effective working relationship with the board of directors, management, and the internal and external auditors. This committee also makes recommendations to the board regarding the appointment of independent auditors, reviews the nature and scope of the audit as proposed by the external and internal auditors and management, and reviews with management the risks inherent in the Company's business and risk management programs relating thereto. The Committee pre-approves all non-audit services to be performed by the Company's external auditors. This committee also reviews with the auditors and management the adequacy of the internal control procedures and systems of the Company. This committee meets independently with the Company's external auditors.

This committee met four times during the financial year of the Company ended January 31, 2004, and is presently composed of the following independent and financially literate directors: Gary Lukassen, Committee Chair; Frank Coleman, Bob Kennedy, Keith Martell and Sandy Riley.

*Human Resources and Compensation Committee*

The Human Resources and Compensation Committee has the general responsibility to review human resource policies and programs, which impact on employees of the Company. This committee is also responsible for reviewing the levels and form of total compensation including long-term incentive plans. This committee reviews the annual objectives and performance of the Chief Executive Officer (CEO) and develops appropriate compensation policies for the officers of the Company. This committee is responsible for overseeing the procedures for succession planning of the CEO and evaluating senior management. These responsibilities include reporting and making recommendations to the board for their consideration and approval.

This committee met three times during the financial year of the Company ended January 31, 2004, and is

presently composed of the following directors: Donald Beaumont, Committee Chair; Frank Coleman, Bob Kennedy, Gary Lukassen, and Stanley McKay.

*Pension Committee*

The board is the legal administrator for the defined benefit pension programs operated by the Company. As the legal administrator, the board appoints a Pension Committee to fulfil its responsibilities. The main duties of this committee are to establish and revise as appropriate, an investment policy statement; to review the asset mix strategy of the investment manager; to ensure the pension fund is managed in accordance with the guidelines set out in the investment policy statement, and to consider any changes to the pension programs. This committee recommends the appointment of an actuary, an investment manager, a custodian for the pension assets as well as changes in benefits and funding. Generally, this committee meets at least quarterly.

This committee met five times during the fiscal year ended January 31, 2004, and is presently composed of the following directors: James Oborne, Committee Chair; Nellie Cournoyea, Stanley McKay, and Sandy Riley.

**DECISIONS REQUIRING PRIOR BOARD APPROVAL**

The board considers that certain decisions are sufficiently important that management should seek prior approval of the board. Such decisions include:

- approval of strategic plans;
- approval of annual operating and capital budgets and any material changes to these budgets;
- individual capital expenditure projects in excess of $2,000,000;
- the issuance of shares in the capital and debt securities of the Company, and the realignment of the capital structure of the Company to effect an appropriate dividend and distribution policy;
- all other matters as required under the Canada Business Corporations Act.

**PROCEDURES FOR RECRUITING AND ORIENTATION OF NEW DIRECTORS**

The Corporate Governance & Nominating Committee is responsible for recommending new nominees for election to the board. This committee considers the factors discussed in the guidelines when recruiting new directors.

Directors are provided with reports relating to the Company's business affairs and are given presentations on the operations of the Company. All directors are provided with the opportunity to visit Company stores to enable them to better understand the Company's business, and the associated risks.

The Company considers its orientation and education program for new directors to be an important element of ensuring responsible corporate governance. In addition to discussions with the Chairman of the board, the President and CEO and other officers of the Company with respect to the business and the operations of the Company, a new director receives a directors' manual, which includes background information on the Company and a record of historical public information.

**BOARD PERFORMANCE ENHANCEMENT MEASURES**

The Chairman of the Board together with the Corporate Governance & Nominating Committee are responsible for ensuring the effective operation of the board and its committees.

The Corporate Governance & Nominating Committee conducts an annual evaluation of the effectiveness of the board and its committees and a peer review is completed biannually. It also reviews on a biannual basis the adequacy and form of directors' compensation and ensures such compensation realistically reflects the responsibilities and risks involved in being an effective director. This committee also evaluates the performance of the Chairman through a peer evaluation process.

The board reviews position descriptions for the board and for the CEO. In addition, the board approves the annual operating plan of the Company, which the CEO is responsible for achieving.

The Company provides directors with the right to consult outside professional advisors in the discharge of their duties, subject to the approval of the Chairman of the board.

**UNITHOLDER RELATIONS AND FEEDBACK**

The Executive Vice-President and Chief Financial Officer of the Company is responsible for investor relations and ensures that questions and concerns receive prompt responses.

At annual meetings, unitholders are encouraged to ask questions of the trustees of the Fund and the directors and officers of the Company. In addition, a 24-hour listen line with an 800 number and a web site provide unitholders with access to recent press releases, quarterly reports and general information on the Company and the Fund. Quarterly conference calls are held with analysts, investors and interested persons. Phone and fax numbers and the Company's web site address are printed on all Company and Fund reports.

**BOARD EXPECTATIONS OF MANAGEMENT**

The board holds management responsible for the achievement of goals set out in strategic plans. It also requires management to report on their progress on a timely, accurate and relevant basis to enable effective evaluation of performance.

**AVAILABILITY OF DISCLOSURE DOCUMENTS**

The Fund will provide to any unitholder, upon request to its Secretary, a copy of:

(i) its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

(ii) its audited comparative consolidated financial statements for its last fiscal year together with the auditors' report thereon;

(iii) its most recent Information Circular;

(iv) any material change reports (other than confidential reports) which have been filed with the various securities regulatory authorities.

(v) additional information relating to the company is on SEDAR at www.sedar.com

**OTHER MATTERS**

The trustees of the Fund know of no other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

**CERTIFICATE**

The contents of this Information Circular and the sending thereof have been approved by the trustees of the Fund.

By Order of the Trustees

LÉO CHARRIÈRE
Chief Financial Officer and Secretary

Winnipeg, Manitoba
April 23, 2004